CONFIDENTIAL
Subject to Due Diligence

Dog Parker, Inc.
Summary of Principal Terms of Financing

August 7, 2017

Company:	Dog Parker, Inc. (the "**Company**"). A company incorporated by Chelsea Brownridge with support from Todd Schechter (each a "**Founder**" and collectively the "**Founders**").
Investment Amount:	Up to US $1,500,000, of which at least $400,000 will be invested immediately by Benslie International Limited **(the "Lead Investor").** Such $1,500,000 is inclusive of all outstanding notes/SAFEs converting into the round. Additionally, the Lead Investor will be issued a common stock warrant with a penny exercise price for a number of shares that would have the ultimate effect of blending the combined valuation down by approximately 16% from the valuation used for the Series Seed-2 Issue Price (the "**Lead Investor Warrant**").
Investor(s):	Benslie International Limited and/or its affiliates and designees, all converting note/SAFE holders, and other investors acceptable to the Company.
Target Closing Date:	Initial closing on or before August 15, 2017 ("**Initial Closing**"), with additional closings permissible within 90 days of the Initial Closing.
Price per Share:	The price ("**Series Seed-2 Issue Price**") shall be calculated based upon a pre-money valuation of $9,000,000 on a fully-diluted and as-converted basis after giving effect to: (i) the conversion and exercise of all convertible securities (including, but not limited to, notes/SAFEs), options and warrants as well as all other rights of any kind, including any outstanding bridge loans, etc. granted pursuant to any agreement, or promised, in each case orally or by written means, to acquire shares of the Company, (ii) an unpromised and unallocated amount of shares available under the Company's 2016 Equity Incentive Plan ("**Equity Plan**") equal to 10% on a fully-diluted, post-closing basis, and . (iii) all anti-dilution rights and adjustments that may be activated as a result of the Investment or any prior obligations.
Securities:	Series Seed-2 Preferred Shares, $0.00001 nominal value per share ("**Series Seed-2 Preferred Shares**"). The Series Seed-2 Preferred Shares together with the Company's existing Series Seed Preferred Shares are collectively referred to herein as the "**Preferred Shares**").

Capitalization:	The current capitalization of the Company is as set forth in **Exhibit A** annexed hereto.
Stock Option Pool:	As of the closing there shall be a pool available under the Company's Equity Plan equal to 10% on a fully-diluted, post-closing basis.
Use of Proceeds:	The proceeds of the Series Seed-2 issue shall be used by the Company in accordance with a budget to be submitted to the Investor which may be updated by the Company's Board of Directors.
Conversion:	Each Series Seed-2 Preferred Share shall be convertible, at the option of the holder of such share, on a one-to-one basis (subject to adjustment in the event of a "Recapitalization Event" (as to be defined in the Certificate of Incorporation) and the anti-dilution provisions provided below into such number of fully paid and non-assessable Common Shares of the Company, nominal value $0.00001 per share. The Preferred Shares shall be automatically converted upon the earlier of: (i) the election of the holders of a majority of the Preferred Shares (voting together as a combined class on as-if converted to Common Stock basis), including the Lead Investor, provided the Lead Investor holds at least ½ of its percentage ownership in the Company held by it immediately following the Initial Closing of the Company's Series Seed investment round (on a fully-diluted, as converted basis) (the "**Threshold Amount**"), and (ii) a "Qualified IPO" which will be defined as an IPO with aggregate net proceeds to the Company of not less than $30 million at a price per share equal to at least 3x the original issue price of the Series Seed Preferred Shares.
Anti-Dilution:	The conversion ratio of Preferred Shares to Common Shares will be adjusted by a broad based weighted average anti-dilution in the event that equity securities, securities convertible into equity securities or options to purchase equity securities of the Company are subsequently issued at an effective price per share lower than the applicable conversion price of each Preferred Share, which shall initially equal to the price actually paid to the Company for the issuance of such shares. Exceptions: (i) securities issued to employees and consultants of the Company under the Company's Equity Plan; (ii) securities issued under already existing convertible securities, including warrants, options, or convertible notes; (iii) securities issued in connection with any share split, share dividend or other recapitalization event, applicable to all shareholders pro-rata; (iv) securities issued upon exercise or conversion of the Preferred Shares;

(v) securities issued to a strategic investor as approved by the Board of Directors;
securities issued to a financial lending institution as approved by the Board of Directors; and

(vi) securities issued in connection with a Qualified IPO.

Priority: The Series Seed-2 Preferred Shares will rank senior to any other class or series of capital stock of the Company, including the Series Seed Preferred Shares.

Voting Rights: Each Preferred Share shall be entitled to one vote per share, on an as-converted basis.

Liquidation Preference: In the event of any liquidation or deemed liquidation, the assets of the Company available for distribution to the shareholders shall be distributed to the shareholders in the following order and preference:

(1) Each holder of Series Seed-2 Preferred Shares shall be entitled to receive, prior to and in preference to any payments to any of the holders of any other classes of shares of the Company, the greater of:

(i) an amount per Series Seed-2 Preferred Share equal to the price deemed paid for such Series Seed-2 Preferred Share (as adjusted for Recapitalization Events) plus any declared and unpaid dividends on such Series Seed-2 Preferred Shares; or

(ii) the amount such holder would have received had the shares of Series Seed-2 Preferred Stock been converted into Common Stock immediately prior to the liquidation or deemed liquidation event);

(such amount, the "Series Seed-2 Preferred Preference Amount").

(2) Each holder of Series Seed Preferred Shares shall be entitled to receive, after the Series Seed-2 Preferred Preference Amount but prior to and in preference to any payments to any of the holders of any other classes of shares of the Company, the greater of:

(iii) an amount per Series Seed Preferred Share equal to the price deemed paid for such Series Seed Preferred Share (as adjusted for Recapitalization Events) plus any declared and unpaid dividends on such Series Seed Preferred Shares; or

(iv) the amount such holder would have received had the shares of Series Seed-2 Preferred Stock been converted into Common Stock immediately prior to the liquidation or deemed liquidation event);

(such amount, the "Series Seed Preferred Preference Amount" and together with the Series Seed-2 Preferred Preference Amount, the "Preferred Preference Amount").

After payment in full of the Preferred Preference Amount, any remaining assets of the Company shall be distributed pro rata among all the Common

	shareholders of the Company, pro rata to their respective shareholdings in the Company. For the avoidance of doubt, the Preferred Shares shall be non-participating preferred shares.
Dividend Preference:	6% non-accruing dividends are payable only when, as and if declared by the Board of Directors. The holders of the Preferred shall be entitled to participate pro rata in any dividends paid on the Common Stock on an as-if-converted basis.
Pro Rata Rights:	Major Investors (with 1% or more of the Company's capitalization on a fully diluted basis) will have a right in the event the Company proposes to offer equity securities to any person (other than securities issued to employees, officers and directors of the Company, securities issued pursuant to a merger or acquisition, securities issued in connection with an equipment leasing or debt financing, securities issued pursuant to a registration statement, or securities issued in connection with strategic transactions) to purchase their pro rata portion of such shares. Each Major Investor's pro rata portion shall be calculated by dividing the outstanding shares of Preferred Shares held by such investor by the total number of shares outstanding on a fully-diluted basis (including any shares reserved for issuance under the Equity Plan). Such right will terminate upon a Qualified IPO or upon an acquisition, merger or consolidation of the Company and may be waived, modified or terminated on behalf of all Major Investors by a majority in interest of the Preferred Shares (voting together as a separate class on an as-if converted to Common Stock basis) (which must include the Lead Investor, provided the Lead Investor holds the Threshold Amount).
Right of First Refusal:	The Company first, and the Major Shareholders (with 1% or more of the Company's capitalization on a fully diluted basis) second, will have a right of first refusal on transfer of any Company shares by a Founder or other shareholder on a pro-rata basis subject to customary exceptions.
Co-Sale:	The Investors and their permitted transferees shall be entitled to a right of co-sale in respect of the transfer of any securities of the Company by any of the Founders on a pro rata basis (based upon the Company's fully diluted capitalization). Such co-sale right will terminate upon a Qualified IPO or upon an acquisition, merger or consolidation of the Company.
Transfers generally:	Any transfers of capital stock of the Company by Founders or Investors shall require the consent of the Company's Board of Directors.
Bring Along:	Prior to a Qualified IPO, as long as both (a) 51% of the outstanding Preferred Shares (voting together as a separate class on an as-if converted to Common Stock basis) (which must include the Lead Investor, provided the Lead Investor holds at least the Threshold Amount) and (b) 51% of the outstanding Common Shares vote to approve an exit transaction, then all

other holders of Preferred Shares and Common Shares agree to vote in favor of such exit, so long as distributions from the exit are made in accordance with the Preferred Preference Amount.

Protective Provisions:

For so long as at least one-third of the Preferred Shares remains outstanding, the following matters shall require the consent of the holders of a majority of the Preferred Shares (voting together as a separate class on an as-if converted to Common Stock basis) (which must include the Lead Investor, provided the Lead Investor holds at least the Threshold Amount):

(i) The creation or issuance of any class or series of shares or other securities having rights or a preference (a) equal to any series of the Preferred Shares, if issued at a valuation lower than the Series Seed Issue Price; or (b) senior to the Series-2 Preferred Shares.

(ii) the approval of a merger, reorganization, sale of the Company or all or substantially all of the Company's share capital or assets that would result in the holders of Preferred Shares receiving less than 300% of the Company's existing Series Seed Preferred Share issue price (such, an "**Excluded Sale**");

(iii) the reclassification or recapitalization of the outstanding share capital of the Company (other than share splits, share dividends and other technical changes in the Company's share capital);

(iv) the increase or decrease of the authorized number of the Company's directors except where connected to a financing event permitted in (i);

(v) the amendment or other modification of the Company's Certificate of Incorporation which adversely affects the rights of the Preferred Shares;

(vi) the transfer or grant of an unlimited exclusive license to all or substantially all the Company's intellectual property other than in the Company's ordinary course of business or that constitutes an Excluded Sale;

(vii) creating any mortgage, pledge or other security interest in all or substantially all of the property of the Company with respect to indebtedness in excess of $500,000;

Additionally, the following actions shall require the consent of a majority of the Board of Directors, including the Investor Director, provided the Lead Investor holds at least the Threshold Amount:

(i) the approval of any loans or advances to employees in excess of US $50,000 and other than in the ordinary course of business;

(ii) the approval of the Company's annual budget, and any material changes therein;

(iii) the approval of any material change to the Company's business;

(iv) the hiring and/or firing of Company executives, including, without limitation, the CEO, CFO and CTO or any other

employee with a base salary in excess of US $150,000;

(v) any employee bonus payments in excess of US $100,000;

(vi) the approval of any interested party transaction, including, without limitation any transaction (excluding reimbursements) with, or a material change in employment terms of, the Founders;

(vii) any action to declare or pay a dividend

Registration Rights:	In the event that the Company will grant registration rights in the future, then the Investor will be entitled to receive identical registration rights on the same terms and conditions and, at such time, each of the Investors will become a party to the registration rights agreement being entered into.
Market Stand-Offs:	Holders of Preferred Shares will agree not to effect any transactions with respect to any of the Company's securities within 180 days following the Company's initial public offering, provided that all officers, directors and 1% stockholders of the Company are similarly bound.
Board of Directors:	The Board of Directors will consist of five (5) members. Holders of a majority of the Common Stock shall be entitled to elect two members, which shall continue to be Chelsea Brownridge and Todd Schechter (the "**Founder Directors**"). For as long as the Lead Investor holds the Threshold Amount, the Lead Investor shall be entitled to appoint, replace and remove two (2) directors, (the "**Investor Directors**"), one member which shall continue to be Noel Weinstein, and a second member who shall initially be Alejandro 'Henry' Weinstein. For any period in which Alejandro 'Henry' Weinstein or Noel Alexandra Weinstein continue to serve on the board, Alejandro Weinstein (Sr.) will be granted standard board observer rights (subject to customary exclusions). In the event that the Lead Investor no longer holds the Threshold Amount, the majority of the Series Seed-1 will be entitled to appoint, replace and remove the first Investor director and the majority of the Series Seed-2 will be entitled to appoint, replace and remove the second Investor director. Until the next qualifying financing event the fifth board seat (the "**Independent Director**") is to be appointed, replaced and removed by consensus among the Founding Directors and the Investors Directors. Upon closing the next qualifying financing event, rights to appoint, replace and remove the Independent Director will revert to holders of the majority of the Common Stock.
Reps and Warranties	Standard representations and warranties from the Company will be included in the definitive agreements.

Information Rights:	As soon as practicable, the Company will deliver to each holder of at least $30,000 of Preferred Shares, quarterly financial statements duly prepared in accordance with GAAP, annual budgets and other information reasonably requested by such Investor. The Company shall provide: (i) the annual reports - within ninety (90) days following the end of each financial year; (ii) quarterly reports - within sixty (60) days following the end of each applicable financial quarter and (iii) the budget at least thirty (30) days prior to year end. In addition the Company will grant each such qualifying Investor and their authorized representatives the customary visitation and inspection rights. Such information rights (and visitation and inspection rights) will terminate upon an initial public offering or upon an acquisition, merger or consolidation of the Company.
Confidentiality:	This Summary of Principal Terms of Financing are to be held in confidence and, except as required under applicable law, are not to be disclosed to any party other than by the Company to other officers, members of the Board of Directors and the Company's accountants, attorneys, confidential advisors, existing investors and other potential participating investors in the Series Seed-2, without the prior written approval of the Company and the Investor.
Non-Competition:	The employment agreements between the Company and the founders, Chelsea Brownridge and Todd Schechter, shall include customary non-competition provisions.
Legal Counsel and Expenses:	The Company shall pay the Lead Investor's reasonable expenses and reasonable legal fees of the Lead Investor's counsel, not to exceed $15,000. Other participating parties, including converting note/SAFE holders, shall pay their own fees and expenses.
Documentation:	Documents will be based on the Company's existing Series Seed documentation and will be generated/drafted by Company counsel; provided, however, that the documents shall reflect the terms and conditions set forth in this Term Sheet.
No Shop; Ordinary Course:	The Company undertakes that for a period of fourteen (14) days (the "**Initial No Shop Period**"), neither the Company nor any of the Company's officers, directors, employees, agents or other representatives shall, directly or indirectly: (i) issue any new shares or options to purchase shares of the Company other than pursuant to the Share Ownership and Option Plan, cause or permit any sale, assignment, transfer or conveyance of any of the outstanding shares of the Company, or sell, assign, transfer or convey any of the assets of the Company other than sale of assets of the Company in the ordinary course of business consistent with past practice; (ii) without the prior written approval of the Lead Investor, solicit any

offers for, respond to any unsolicited offers for, or enter into or conduct any discussions or negotiations in respect of any of the foregoing or any financing of the Company, other than for the purpose of having additional investors join an investment together with the Lead Investor on the same terms as set out in this Summary of Principal Terms of Financing. Additionally, during such period, the Company shall conduct its business solely in the ordinary course of business consistent with past practice and, among other things, shall not declare or make any distribution to shareholders, secure loans, revise the terms of any existing loans, or enter into any related party transaction.

The Initial No Shop Period can be automatically extended by an additional 7 days if the Investor and the Company affirm in writing that they are still negotiating the definitive agreements in good faith at the conclusion of the Initial No-Shop Period.

Non-Binding Terms:	The foregoing is a summary of terms for a proposed transaction and is not intended to be complete. This Summary of Principal Terms of Financing in for discussion purposes only and except for the "Confidentiality" and "No Shop; Ordinary Course" provisions, which shall be binding upon the parties, does not create any legal obligation on the parties and a legally enforceable agreement will arise only upon the completion of, among other things, the execution of definitive share purchase and other agreements between and among (and acceptable to) the Investor and the Company, and the obtaining of all requisite consents to the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties hereto have executed this Term Sheet as of the date first written above.

DOG PARKER, INC.

By: ______________________________
Name: Chelsea Brownridge
Title: CEO

BENSLIE INTERNATIONAL LIMITED

By: ______________________________
Name: PETER FLÄGEL
Title: Authorized Representative

CONFIDENTIAL
Subject to Due Diligence

Exhibit A

Capitalization Table
As of Aug 7, 2017

Name	Outstanding Shares	Type
Chelsea Brownridge	7,820,000	Common
Benslie International Limited	1,639,445	Series Seed Preferred
Benslie International Limited	327,897	Warrants
Employee Stock Option Pool	1,587,190	Common (with Voters Trust)
ERA Investors Fund 5, LLC	983,668	Common
Todd Schechter	920,000	Common
DogOrg #1	512,326	Series Seed Preferred
Halogen Ventures, L.P.	307,395	Series Seed Preferred
Philip Kirsh	256,163	Series Seed Preferred
Angel Park Investors I LLC	204,930	Series Seed Preferred
Andrew Rabin	128,081	Series Seed Preferred
OTD Ventures LLC	102,465	Series Seed Preferred
Asimov Ventures LP	38,424	Series Seed Preferred
DogOwner#A	12,295	Series Seed Preferred
Total	14,890,279	

Table of Outstanding Notes/SAFEs

Name	Principal Amount	Maturity Date (if a Note)
Andrew Rabin	$25,000	August 1, 2019
Total	$25,000	

Note: A note with Principal Amount $150,000 and a Maturity date of August 1, 2019 is pending finalization from Halogen Ventures, L.P.